Exhibit 99.16

510 Burrard St, 3rd Floor
Date: January 23, 2017	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LITHIUM AMERICAS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	February 17, 2017
Record Date for Voting (if applicable) :	February 17, 2017
Beneficial Ownership Determination Date :	February 17, 2017
Meeting Date :	March 27, 2017
Meeting Location (if available) :	1100 - 355 Burrard Street
Vancouver, B.C. V6C 2G8
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	53680Q108	CA53680Q1081

Sincerely,

Computershare

Agent for LITHIUM AMERICAS CORP.